UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

OCULUS VISIONTECH INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67575Y 109
(CUSIP Number)

Mr. Anton J. Drescher
c/o Suite 507 – 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
(604) 685-1017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

————————————————

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67575Y 109	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anton J. Drescher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER

8,704,540
		8.	SHARED VOTING POWER

--
		9.	SOLE DISPOSITIVE POWER

8,704,540
		10.	SHARED DISPOSITIVE POWER

--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,704,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1% (1)
14.	TYPE OF REPORTING PERSON

IN
(1)	Calculated based on 45,572,568 issued and outstanding shares of the Issuer’s Common Stock after the closing of the Issuer’s non-brokered private placement on October 15, 2015, as provided to the Reporting Person by the Issuer.

CUSIP No. 67575Y 109	13D	Page 3 of 6 Pages

This statement on Schedule 13D relates to the beneficial ownership of common stock (“Common Stock”) of Oculus VisionTech Inc., a Wyoming corporation (formerly, USA Video Interactive Corp., the “Issuer”) beneficially owned by Anton J. Drescher (the “Reporting Person”). Previously, the Reporting Person reported his beneficial ownership of the Common Stock on statements on Schedule 13G filed on March 19, 2001, March 28, 2002, March 19, 2003, February 11, 2004, February 10, 2006, February 14, 2007, February 7, 2008, February 17, 2009, February 2, 2010, February 18, 2011 and February 6, 2012. The Reporting Person is filing this statement to report an increase in the number of shares of such Common Stock that he may be deemed to beneficially own.

Item 1.	Security and Issuer.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The principal executive offices of the Issuer are located at Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

Item 2.	Identity and Background.

(a)	This statement is being filed by Anton J. Drescher.

(b)	The business address of Mr. Drescher is c/o Oculus VisionTech Inc., Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

(c)	Mr. Drescher is the Chief Financial Officer, Corporate Secretary and a director of the Issuer. In addition, Mr. Drescher is a director of several publicly traded companies.

(d)	Mr. Drescher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Drescher has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Drescher is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 15, 2015, Mr. Drescher purchased an aggregate of 6,700,000 shares of Common Stock at a price of Cdn$0.07 per share for a net investment cost of US$363,453 (based on the Bank of Canada noon rate of exchange reported on October 15, 2015, which was Cdn$1.2904 = US$1.00) . The securities were purchased by Mr. Drescher in connection with a non-brokered private placement (the “Private Placement”) by the Issuer of in aggregate 32,000,000 shares of Common Stock. The acquisition of the shares was effected pursuant to a subscription agreement between Mr. Drescher and the Issuer dated October 15, 2015.

The source of the funds used by Mr. Drescher to acquire the securities described herein was his personal investment funds.

No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Concurrently with the closing of the Private Placement, the Issuer paid to Mr. Drescher the amount of US$434,025, together with accrued interest thereon in the amount of US$95,813, in connection with the repayment of a loan made by Mr. Drescher to the Issuer pursuant to a loan agreement between Mr. Drescher and the Issuer dated December 1, 2011 (the “Closing Date”). The principal amount of the loan was Cdn$450,000, which accrued interest at the rate of 6% per annum. The loan had an initial term of one year from the Closing Date. As consideration for the loan, the Issuer issued to Mr. Drescher 600,000 shares of Common Stock on February 6, 2012.

CUSIP No. 67575Y 109	13D	Page 4 of 6 Pages

Also concurrently with the closing of the Private Placement, the Issuer paid Mr. Drescher the amount of US$228,362 in connection with the repayment of certain non-interest bearing loans made by Mr. Drescher to the Issuer.

Item 4.	Purpose of Transaction.

Mr. Drescher purchased the shares of Common Stock for investment purposes.

Mr. Drescher is the Chief Financial Officer, Corporate Secretary and a director of the Issuer; however, except as otherwise described in this statement, the Reporting Person does not have any present plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Drescher is the beneficial owner of 8,704,540 shares, or 19.1% of the Issuer’s issued and outstanding Common Stock as of October 15, 2015.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect of Securities of the Issuer.

The information set forth under Item 3 above is hereby incorporated by reference to this Item 6.

The information contained in Exhibits 1 and 2 below is hereby incorporate by reference to this Item 6.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Form of Subscription Agreement entered into between the Issuer and certain investors under the Private Placement on October 15, 2015.

2.	Loan Agreement dated December 1, 2011 between Anton J. Drescher and the Issuer.

CUSIP No. 67575Y 109	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2015

By:	/s/ Anton J. Drescher
Anton J. Drescher

CUSIP No. 67575Y 109	13D	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Form of Subscription Agreement entered into between the Issuer and certain investors under the Private Placement on October 15, 2015.

2.	Loan Agreement dated December 1, 2011 between Anton J. Drescher and the Issuer.